The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securitites in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement         SUBJECT TO COMPLETION        June 6, 2006



 Pricing Supplement No. 23 to Prospectus Dated December 21, 2005 and Prospectus
                       Supplement Dated December 21, 2005



                                     US$[_]

                                   [RBC LOGO]




                              Royal Bank of Canada


                    SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES B
         Redeemable Fixed Rate Step-Up Coupon Notes, due June 16, 2009


Investing in the Redeemable Fixed Rate Step-Up Coupon Notes, due June 16, 2009 involves risks that are described in the "Risk Factors" section beginning on page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Redeemable Fixed Rate Step-Up Coupon Notes, due June 16, 2009 or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.


               The date of this pricing supplement is June , 2006.

Title of Notes:                                 Redeemable Fixed Rate Step-Up
                                                Coupon Notes, due June 16,
                                                2009 (the "Notes")

Trade Date:                                     On or around June 13, 2006

Settlement Date (Original Issue Date):          On or around June 16, 2006

Maturity Date:                                  On or around June 16, 2009,
                                                resulting in a term to maturity
                                                of 3 years (unless earlier
                                                redeemed as described under
                                                "Additional Terms - Optional
                                                Redemption" below).

Principal Amount (in Specified Currency):       US$[_]

Original Public Offering Price (Issue Price):   100%

Agent's Discount or Commission:                 The Notes are being purchased by
                                                RBC Capital Markets Corp. (the
                                                "Underwriter") at 99.675% of
                                                their principal amount, net of
                                                commission payable by the Bank,
                                                and will be sold at varying
                                                prices to be determined at the
                                                time of sale. For further
                                                information with respect to any
                                                discounts, commissions or
                                                profits on resale of Notes that
                                                may be deemed underwriting
                                                discounts or commissions, see
                                                "Plan of Distribution" below and
                                                "Supplemental Plan of
                                                Distribution" in the
                                                accompanying prospectus
                                                supplement.

Net Proceeds to Issuer:                         US$[_]

Interest Rate Per Annum:                        The Notes will bear interest at
                                                a fixed rate as specified
                                                hereunder. The Notes will pay
                                                interest at the rate 5.30% per
                                                annum for the period from and
                                                including the Original Issue
                                                Date up to but excluding the
                                                Interest Payment Date scheduled
                                                to occur on June 16, 2007. The
                                                interest rate on the Notes will
                                                reset on June 16, 2007 and on
                                                certain dates thereafter, in
                                                accordance with the schedule set
                                                forth in "Additional Terms -
                                                Interest" below. Interest on the
                                                Notes will accrue on the basis
                                                of a 360-day year of twelve
                                                30-day months.

Interest Payment Period:                        Semi-annually

Interest Payment Date(s):                       Semi-annually on the 16th day of
                                                each June and December of each
                                                year, commencing December 16,
                                                2006 and ending on the Maturity
                                                Date, unless earlier redeemed.
                                                See "Additional Terms -
                                                Interest" below. Clearance and
                                                Settlement:
Clearance and Settlement:
------------------------
--------------------------------------------------------------------------------
            DTC Only
--------------------------------------------------------------------------------
X DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Ownership and Book-Entry Issuance" in the accompanying Prospectus)
--------------------------------------------------------------------------------
            DTC and Euroclear/Clearstream, Luxembourg (as described under "Ownership and Book-Entry Issuance" in the accompanying Prospectus).
--------------------------------------------------------------------------------
            Euroclear and Clearstream, Luxembourg only
--------------------------------------------------------------------------------

CUSIP No.: 78008EBM8

Repayment, Redemption and Acceleration
--------------------------------------


Initial Redemption Date:                     June 16, 2007 (See "Additional
                                             Terms - Optional Redemption" below)

Initial Redemption Percentage                100.00%

Optional Repayment Date(s):                  See "Additional Terms - Repayment
                                             Upon Death"

Annual Redemption Percentage Reduction:      N/A

Modified Payment Upon Acceleration:          N/A


Additional Terms:
----------------

Interest:

     Interest on the Notes will accrue from and including June 16, 2006 and will be payable in U.S. Dollars semi-annually on the 16th day of each June and December, commencing on December 16, 2006 and ending on the Maturity Date or date of earlier redemption (each, an "Interest Payment Date"). Thereafter, interest will accrue from and including each Interest Payment Date to but excluding the next succeeding Interest Payment Date. In the event an Interest Payment Date, date of earlier redemption or the Maturity Date falls on a day other than a Business Day, principal and/or interest will be paid on the next succeeding Business Day and no interest on such payment shall accrue for the period from and after such Interest Payment Date, date of earlier redemption or Maturity Date to such next succeeding Business Day. The interest rate on the Notes will be equal to 5.30% per annum from and including the Original Issue Date up to but excluding June 16, 2007.

     On June 16, 2007, and on the Interest Payment Dates set forth in the schedule below, the interest rate on the Notes will be reset. The applicable interest per annum with respect to each Interest Period set forth below, will be in effect from and including the first day of each Interest Period, to and including the last day of such Interest Period (except for the last Interest Period):

--------------------------------------------------------------------------------
Interest Period:                                                 Interest Rate:
--------------------------------------------------------------------------------
June 16, 2006 to June 16, 2007                                   5.30% per annum
--------------------------------------------------------------------------------
June 16, 2007 to June 16, 2008                                   5.50% per annum
--------------------------------------------------------------------------------
June 16, 2008 to but excluding June 16, 2009                     5.70% per annum
--------------------------------------------------------------------------------


Optional Redemption:

     We may at our option elect to redeem the Notes in whole on June 16, 2007 or on any 16th day of the month of June and December of each year thereafter (each such date, an "Optional Redemption Date") at 100% of their principal amount plus accrued interest to but excluding the date of redemption. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 60 nor less than 30 days prior to the Optional Redemption Date.



Repayment Upon Death:

     The holders of the Notes will have the right to require us to repay a Note prior to its maturity date upon the death of the beneficial owner of the Note as described below. We call this right the "survivor's option."

     Upon exercise of the survivor's option, we will, at our option, either repay or purchase any Note properly delivered for repayment by or on behalf of the person that has authority to act on behalf of the deceased beneficial owner of the Note at a price equal to the sum of:

     o  100% of the principal amount of such Note, and

     o accrued and unpaid interest, if any, to the date of such repayment, subject to the following limitations.

     The survivor's option may not be exercised until at least six months following the date on which the Notes were purchased by the deceased beneficial owner. In addition, the aggregate principal amount of Notes as to which the survivor's option may be exercised is limited as follows:

     o In any calendar year, to the greater of 1% of the outstanding aggregate principal amount of the Notes as of December 31 of the most recently completed year or $1,000,000 (the "Annual Put Limitation").

     o For any individual deceased beneficial owner of Notes, to $200,000 for any calendar year (the "Individual Put Limitation").

     We will not make principal repayments pursuant to the exercise of the survivor's option in amounts that are less than $1,000. If the limitations described above would result in the partial repayment of any Note, the principal amount of the Note remaining outstanding after repayment must be at least $1,000.

     Each Note delivered pursuant to a valid exercise of the survivor's option will be accepted promptly in the order all such notes are delivered, unless the acceptance of that Note would contravene the Annual Put Limitation or the Individual Put Limitation. If, as of the end of any calendar year, the aggregate principal amount of Notes that have been accepted pursuant to exercise of the survivor's option during that year has not exceeded the Annual Put Limitation for that year, any Notes not accepted during that calendar year because of the Individual Put Limitation will be accepted in the order all such Notes were delivered, to the extent that any such acceptance would not trigger the Annual Put Limitation for such calendar year.

     Any Note accepted for repayment pursuant to exercise of the survivor's option will be repaid no later than the first June 15 or December 15 to occur at least 20 calendar days after the date of acceptance. If that date is not a business day, payment will be made on the next succeeding business day. For example, if the acceptance date for Notes delivered pursuant to the survivor's option were May 1, 2008, we would be obligated to repay those Notes by June 15, 2008. Each Note delivered for repayment that is not accepted in any calendar year due to the application of the Annual Put Limitation or the Individual Put Limitation will be deemed to be delivered in the following calendar year in the order in which all such Notes were originally delivered, unless any such Note is withdrawn by the representative for the deceased beneficial owner prior to its repayment. Other than as described in the immediately preceding sentence, Notes delivered upon exercise of the survivor's option may not be withdrawn.

     In the event that a Note delivered for repayment pursuant to valid exercise of the survivor's option is not accepted, JPMorgan Chase Bank, N.A., the trustee for the Notes, will deliver a notice by first-class mail to the registered holder that states the reason that the Note has not been accepted for repayment. Following receipt of such notice from the trustee, the representative for the deceased beneficial owner may withdraw any such Note and abandon the exercise of the survivor's option.

     Subject to the Annual Put Limitation and the Individual Put Limitation, all questions as to the eligibility or validity of any exercise of the survivor's option will be determined by the trustee in its sole discretion. The trustee's determination will be final and binding on all parties.

     The death of a person owning a Note in joint tenancy or tenancy by the entirety will be deemed the death of the beneficial owner of the Note, and the entire principal amount of the Note so held will be subject to the survivor's option. The death of a person owning a Note by tenancy in common will be deemed the death of the beneficial owner of a Note only with respect to the deceased holder's interest in the Note so held by tenancy in common. However, if a Note is held by husband and wife as tenants in common, the death of either will be deemed the death of the beneficial owner of the Note, and the entire principal amount of the Note so held will be subject to the survivor's option. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a Note will be deemed the death of the beneficial owner for purposes of the survivor's option, regardless of the registered holder, if such beneficial interest can be established to the satisfaction of the trustee. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interest in the Note during his or her lifetime.

     In the case of repayment pursuant to the exercise of the survivor's option, for Notes represented by a global security, the depositary or its nominee will be the holder of such Note and therefore will be the only entity that can exercise the survivor's option for such Note. To obtain repayment pursuant to exercise of the survivor's option with respect to a Note represented by a global security, the representative must provide to the broker or other entity through which the beneficial interest in the Note is held by the deceased owner:

     o a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States;

     o appropriate evidence satisfactory to the trustee that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

     o instructions to the broker or other entity to notify the depositary of its desire to obtain repayment pursuant to exercise of the survivor's option;

     o  a detailed description of the Note, including the CUSIP number; and

     o  the deceased's social security number.

     The broker or other entity will provide to the trustee:

     o a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the NASD or a commercial bank or trust company having an office or correspondent in the United States;

     o appropriate evidence satisfactory to the trustee that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

     o a certificate or letter satisfactory to the trustee from the broker or other entity stating that it represents the deceased beneficial owner and describing the deceased's beneficial interest in the Note; and

     o  a detailed description of the Note, including the CUSIP number.

     The broker or other entity will be responsible for disbursing any payments it receives pursuant to exercise of the survivor's option to the appropriate representative. See "Ownership and Book-Entry Issuance" in the Prospectus accompanying this Pricing Supplement.

     In order to validly exercise a survivor's option for a Note held in definitive rather than global form, the representative must deliver to the trustee the same information, noted above, to be delivered to the broker or other entity for exercise of such right for a global Note (other than instructions to notify DTC), plus the Note, a properly executed assignment of the Note, and evidence of beneficial ownership of any Note held in nominee name.

     Attached as Annex A to this pricing supplement is a form to be used by a representative to exercise the survivor's option on behalf of a deceased beneficial owner of a Note. In addition, a representative may obtain these forms from JPMorgan Chase Bank, N.A., the trustee, at 4 New York Plaza, 15th Floor, New York, New York 10004, or call its Institutional Trust Services Department at
(212) 623-5274, during normal business hours.

Certain Investment Considerations:
---------------------------------

     Prospective purchasers of the Notes should be aware that the Notes will pay interest at different fixed rates each year through the Maturity Date unless earlier redeemed by us. Prospective purchasers should also be aware that we have the option to redeem the Notes on any Optional Redemption Date and we will likely elect to redeem the Notes in the event prevailing market interest rates are lower than the then-current interest rate on the Notes.

Plan of Distribution:
--------------------

     Subject to the terms and conditions in a terms agreement dated the date of this Pricing Supplement, the Underwriter, as principal, has agreed to purchase the Notes at a purchase price equal to the original issue price, net of a commission of 0.325% of the principal amount of the Notes. In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

Documents Filed as Part of the Registration Statement:
-----------------------------------------------------

     In addition to the documents specified in the accompanying Prospectus and Prospectus Supplement under the captions "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this prospectus supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated June [ ], 2006, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement.

     Additional exhibits to the Registration Statement to which this Pricing Supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                           BCE Place
                                                           181 Bay Street
                                                           Suite 1400
                                                           Toronto ON M5J 2V1
                                                           Canada

                                                           Tel: (416) 601-6150
                                                           Fax: (416) 601-6590
                                                           www.deloitte.ca

EXHIBIT A
---------
                                AUDITORS' CONSENT

We refer to the Preliminary Pricing Supplement No. 23 of Royal Bank of Canada (the "Bank") dated June 6, 2006 relating to the offering of US$ Senior Global Medium-Term Notes, Series B, Redeemable Fixed Rate Step-Up Coupon Notes, due June 16, 2009, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
 Chartered Accountants

Toronto, Canada
 June 6, 2006

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                                                         ANNEX A
                             REPAYMENT ELECTION FORM



                              ROYAL BANK OF CANADA
                    SENIOR GLOBAL MEDIUM-TERM NOTE, SERIES B
                             CUSIP NUMBER 78008EBM8

To: Royal Bank of Canada:

     The undersigned financial institution (the "Financial Institution") represents the following:

     o The Financial Institution has received a request for repayment from the executor or other authorized representative (the "Authorized Representative") of the deceased beneficial owner listed below (the "Deceased Beneficial Owner") of _________ Senior Global Medium-Term Notes, Series B (CUSIP No. 78008EBM8) (the "Notes").

     o At the time of his or her death, the Deceased Beneficial Owner owned Notes in the principal amount listed below, and the Financial Institution currently holds such Notes as a direct or indirect participant in The Depository Trust Company (the "Depositary").

     o The Deceased Beneficial Owner had purchased such Notes at least six months prior to the date of his or her death.

     The Financial Institution agrees to the following terms:

     o The Financial Institution shall follow the instructions (the "Instructions") accompanying this Repayment Election Form (the "Form").

     o The Financial Institution shall make all records specified in the Instructions supporting the above representations available to Royal Bank of Canada (the "Bank") for inspection and review within five Business Days of the Bank's request.

     o If the Financial Institution or the Bank, in either's reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and the Bank may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify the Bank immediately.

     o Other than as described in the Pricing Supplement in connection with the Notes in the limited situation involving tenders of notes that are not accepted during one calendar year as a result of the "Annual Put Limitation" or the "Individual Put Limitation," repayment elections may not be withdrawn.

     o The Financial Institution agrees to indemnify and hold harmless the Bank against and from any and all claims, liabilities, costs, losses, suits and damages resulting from the Financial Institution's above representations and request for repayment on behalf of the Authorized Representative.


(1) ----------------------------------------------------------------------------

     Name of Deceased Beneficial Owner

(2) ----------------------------------------------------------------------------

     Date of Death

(3) ----------------------------------------------------------------------------

     Name of Authorized Representative Requesting Repayment

(4) ----------------------------------------------------------------------------

     Name of Financial Institution Requesting Repayment

(5) ----------------------------------------------------------------------------

     Signature of Representative of Financial Institution Requesting Repayment

(6) ----------------------------------------------------------------------------

     Principal Amount of Requested Repayment

(7) ----------------------------------------------------------------------------

     Date of Election

(8) ----------------------------------------------------------------------------

     Date Requested for Repayment

(9) Financial Institution Representative:

     Name:

     Phone Number:

     Fax Number:

     Mailing Address (no P.O. Boxes):

(10) Wire instructions for payment:

     Bank Name:

     ABA Number:

     Account Name:

     Account Number:

     Reference (optional):



TO BE COMPLETED BY THE BANK:


(A) Election Number*:


(B) Delivery and Payment Date:


(C) Principal Amount:


(D) Accrued Interest:


(E) Date of Receipt of Form by the Bank:


(F) Date of Acknowledgment by the Bank:

     * To be assigned by the Bank upon receipt of this Form. An acknowledgment, in the form of a copy of this document with the assigned Election Number, will be returned to the party and location designated on line (9) above.

               INSTRUCTIONS FOR COMPLETING REPAYMENT ELECTION FORM

                         AND EXERCISING REPAYMENT OPTION

     Capitalized terms used and not defined herein have the meanings defined in the accompanying Repayment Election Form.

     1. Collect and retain for a period of at least three years (1) satisfactory evidence of the authority of the Authorized Representative, (2) satisfactory evidence of death of the Deceased Beneficial Owner, (3) satisfactory evidence that the Deceased Beneficial Owner beneficially owned, at the time of his or her death, the Notes being submitted for repayment and (4) any necessary tax waivers. For purposes of determining whether the Bank will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

     o Notes beneficially owned by tenants by the entirety or joint tenants will be regarded as beneficially owned by a single owner. The death of a tenant by the entirety or joint tenant will be deemed the death of the beneficial owner, and the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of a holder of a Note only with respect to the deceased holder's interest in the Note so held by tenancy in common, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the holder of the Note, and the entire principal amount of the Note so held will be eligible for repayment.

     o Notes beneficially owned by a trust will be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary's interest in the trust (however, a trust's beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust will be deemed the death of the beneficial owner of the Notes beneficially owned by the trust to the extent of that beneficiary's interest in the trust. The death of an individual who was a tenant by the entirety or joint tenant in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust only with respect to the deceased holder's beneficial interest in the Note, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the beneficiary of the trust.

     o The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will exist in many cases of street name or nominee ownership, ownership by a trustee, ownership under the Uniform Gift to Minors Act and community property or other joint ownership arrangements between spouses. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.

     2. Indicate the name of the Deceased Beneficial Owner on line (1).

     3. Indicate the date of death of the Deceased Beneficial Owner on line (2).

     4. Indicate the name of the Authorized Representative requesting repayment on line (3).

     5. Indicate the name of the Financial Institution requesting repayment on line (4).

     6. Affix the authorized signature of the Financial Institution's representative on line (5). THE SIGNATURE MUST BE MEDALLION SIGNATURE GUARANTEED.

     7. Indicate the principal amount of Notes to be repaid on line (6).

     8. Indicate the date this Form was completed on line (7).

     9. Indicate the date of requested repayment on line (8). The date of requested repayment may not be earlier than the first June 15 or December 15 to occur at least 20 calendar days after the date of the Bank's acceptance of the Notes for repayment, unless such date is not a business day, in which case the date of requested payment may be no earlier than the next succeeding business day. For example, if the acceptance date for Notes tendered were May 1, 2006, the earliest repayment date you could elect would be June 15, 2006.

     10. Indicate the name, mailing address (no P.O. boxes, please), telephone number and facsimile-transmission number of the party to whom the acknowledgment of this election may be sent on line (9).

     11. Indicate the wire instruction for payment on line (10).

     12. Leave lines (A), (B), (C), (D), (E) and (F) blank.

     13. Mail or otherwise deliver an original copy of the completed Form to:

     JPMorgan Chase Bank, N.A.
     4 New York Plaza, 15th Floor
     New York, New York 10004
     Attn: Institutional Trust Services

             FACSIMILE TRANSMISSIONS OF THE REPAYMENT ELECTION FORM
                              WILL NOT BE ACCEPTED.

     14. If the acknowledgement of the Bank's receipt of this Form, including the assigned Election Number, is not received within 10 days of the date such information is sent to the Trustee, contact the Bank at (416) 974-6234.

     For assistance with the Form or any questions relating thereto, please contact the Bank at (416) 974-6234.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the agents. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                     US$[_]


                                   [RBC LOGO]



                              Royal Bank of Canada
                    Senior Global Medium-Term Notes, Series B
          Redeemable Fixed Rate Step-Up Coupon Notes, due June 16, 2009
                                 June    , 2006